SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exclusion of an Affiliated Company

1.	Details of the affiliated company

A. Name: Bluecord Corporation

B. Name of representative director: Jong Bu Lim

C. Summary of financial status as of March 31, 2008

			(Unit: KRW)
Total assets	5,291,465,613	Total stockholders’ equity	1,787,841,093
Total liabilities	3,503,624,520	Total capital	1,500,000,000

D. Main business: Manufacturing and sales of semiconductor equipments

2.	Name of business group: KT

3.	Reason for exclusion: Withdrawal of equity investments

4.	Number of affiliated companies before exclusion: 39

5.	Number of affiliated companies after exclusion: 38

6.	Date of exclusion: July 29, 2008

7.	Date confirmed: July 29, 2008

8.	Other matters to be considered in making investment decisions

A. The date of exclusion above is the date informed by the Korea Fair Trade Commission

B. KT Corporation is making this disclosure on behalf of the business group “KT” and this disclosure is effective for other listed affiliates of KT Corporation that are obligated to make such disclosure on the same date:

•	Listed on the Stock Market Division of the Korea Exchange: KTF

•	Listed on the KOSDAQ Market Division of the Korea Exchange: KTF Music

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2008
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director